Exhibit 12.2
COLONIAL REALTY LIMITED PARTNERSHIP
Ratio of Earnings to Fixed Charges

	Three Months ended		Nine Months Ended
	September 30,		September 30,
(in thousands)	2010	2009	2010	2009
Earnings:
Pre-tax income (loss) before adjustment for noncontrolling interest in consolidated subsidiaries or income (loss) from equity investees, extraordinary gain (loss), or gains (losses) on sale of properties	(9,951)	2,533	(28,549)	18,897
Amortization of interest capitalized	497	968	1,491	2,813
Interest capitalized	(280)	(464)	(950)	(3,534)
Distributed income of equity investees	918	2,416	4,707	9,509
Fixed Charges	22,659	24,304	67,473	72,726

Total Earnings	$13,843	$29,757	$44,172	$100,411

Fixed Charges:
Interest expense	21,223	22,593	63,051	65,835
Capitalized interest	280	464	950	3,534
Debt costs amortization	1,156	1,247	3,472	3,357

Total Fixed Charges	22,659	24,304	67,473	72,726

Ratio of Earning to Fixed Charges	(a)	1.2	(a)	1.4

a)	For the three and nine months ended September 30, 2010, the aggregate amount of fixed charges exceeded our earnings by approximately $8.8 million and $23.3 million, respectively, which is the amount of additional earnings that would have been required to achieve a ratio of earnings to fixed charges of 1.0x for such period. The deficiency of the ratio of earnings to fixed charges for the periods presented is primarily due to a decline in revenue as the result of pressure on net effective rents.
The ratios of earning to fixed charges were computed by dividing earnings by fixed charges. For this purpose, earnings consists of pre-tax income from continuing operations before adjustment for noncontrolling interest in consolidated subsidiaries or income or loss from equity investees, gains on sale of properties, distributed income of equity investees, fixed charges and amortization of capitalized interest excluding interest costs capitalized. Fixed charges consist of interest expense (including interest costs capitalized) and amortization of debt issuance costs.